Exhibit 107
Calculation of Filing Fee Table
Form S-8
Unity Software Inc.

Table 1 – Newly Registered Securities
Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock	Other(2)	11,000,000(3)	$29.70(2)	$326,754,445	0.0001476	$48,229
Equity	Common Stock	Other(4)	3,849,055(5)	$25.25(4)	$97,185,587	0.0001476	$14,345
Total Offering Amounts				–	$423,940,032	–	$62,574
Total Fees Previously Paid				–	–	–	–
Total Fee Offsets				–	–	–	–
Net Fee Due				–	–	–	$62,574
(1)    Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of common stock of Unity Software Inc. (the “Registrant”) that become issuable under the plans set forth herein by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected that results in an increase to the number of outstanding shares of the Registrant’s common stock, as applicable.

(2)    Estimated in accordance with Rules 457(c) and 457(h) solely for purposes of calculating the registration fee on the basis of $29.70, the average of the high and low prices of the Registrant’s common stock as reported on the New York Stock Exchange on February 27, 2024.

(3)    Represents additional shares of common stock available for issuance as a result of the annual evergreen increase on January 1, 2024 under the Registrant’s 2020 Equity Incentive Plan (the “2020 Plan”). Pursuant to such provision, the number of shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to 5% of the total number of shares of the Registrant’s common stock outstanding on December 31 of the preceding year (the “Automatic Increase”); provided, however, that the Registrant’s Board of Directors (the “Board”) may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares. The Board delegated authority to administer the 2020 Plan to the Human Capital and Compensation Committee of the Board (the “Committee”) and prior to January 1, 2024, the Committee approved an increase of 11,000,000 shares of common stock, which is less than would have been added to the Reserve pursuant to the Automatic Increase.

(4)    Estimated in accordance with Rules 457(c) and 457(h) solely for purposes of calculating the registration fee on the basis of 85% of $29.70, the average of the high and low prices of the Registrant’s common stock as reported on the New York Stock Exchange on February 27, 2024. Pursuant to the Registrant’s 2020 Employee Stock Purchase Plan (the “2020 ESPP”), the purchase price of the shares of common stock will be 85% of the lower of the fair market value of the common stock on the first trading day of the offering period or on the last day of the offering period.

(5)    Represents additional shares of common stock available for issuance as a result of the annual evergreen increase on January 1, 2024 under the 2020 ESPP.